September 7, 2007

Max A. Webb
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Organic To Go Food Corporation
Registration Statement on Form SB-2 Filed July 13, 2007 File No. 333-144566

Dear Mr. Webb:

We submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by a letter dated August 8, 2007 relating to Organic To Go Food Corporation’s Registration Statement on Form SB-2, filed on July 13, 2007 (File No. 333-144566).

We appreciate your comments to assist us in our compliance with the applicable disclosure requirements and we are committed to providing you with the information you requested on a timely basis.

Set forth below are the Staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.

Registration Statement on Form SB-2

General

1.	The independent public accountants in each amendment should furnish manually signed and currently dated consents to the Form SB-2.

Response: A manually signed and currently dated consent of our independent public accountants to the amendment to the Form SB-2 is included herewith.

2.
Please update the financial statements in accordance with Item 310(g) of Regulation S-B. Currently, the financial statements and other financial information (e.g. pro forma information) will require update to the interim period ended June 30, 2007.

Response: In response to the Staff’s comment, we have updated the financial statements and other financial information throughout the Form SB-2.

Prospectus Summary, page 2

3.	Either provide support that no other restaurant serves classic American food with organic ingredients or delete the adjective “unique” in the first sentence under overview of our business.

Response: In response to the Staff’s comment, we have revised the Prospectus Summary.

4.	Please disclose your revenues and net loss for the most recent stub and audited periods to provide a financial snapshot of your company.

Response: In response to the Staff’s comment, we have revised the Prospectus Summary.

Risk Factors, page 5

5.
Revise risk factor subheadings so that they clearly identify the risk to be discussed. Several of your risk factor captions are too vague and generic to adequately describe the risk that follows. For example, simply stating "We depend on our suppliers and distributors" and "We may not be able to list our common stock on a securities exchange" does not disclose the resulting risk of harm to investors. Revise to provide captions that concisely identify the risk.

Response: In response to the Staff’s comment, we have revised the risk factor subheadings.

Our future operating results may fluctuate . . . page 5

6.	It appears you discuss multiple risks under this caption, some of which are covered by other risk factors. Revise to delete any that are repetitive.

Response: In response to the Staff’s comment, we have revised this risk factor.

Our expansion into new markets may present increased risks . . . page 7

7.	If you have any current plans to operate in areas away from your current Washington and California locations, please disclose.

Response: In response to the Staff’s comment, we have revised this risk factor.

Description of Business, page 12

8.	In an appropriate place disclose how your same store sales have changed for outlets open longer than a year. Also disclose your average sales ticket and the price range of the products you sell.

Response: In response to the Staff’s comment, we have revised the Description of Business section.

Suppliers, page 14

9.	We note that Sysco Food Service and United Natural Foods West, Inc. are your two principal suppliers of products. Indicate the amount of products supplied by each one as a percentage.

Response: In response to the Staff’s comment, we have revised the Description of Business section.

Management's Discussion and Analysis . . . page 17

10.
Consider revising your overview to identify the material opportunities, challenges, and risks on which management is most focused, both on a short and long-term basis. Please refer to FRC 501.12 and Release No. 34-48960 for additional guidance.

Response: In response to the Staff’s comment, we have revised the section entitled Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”).

Liquidity and Capital Resources, page 21

11.
Please expand your discussion of liquidity to identify the expected costs to conduct your plan of operation. In this regard, explain how the proceeds received during the three months ended March 31, 2007 will provide you with "sufficient working capital in place for the next 12 months to continue operations" given that your operations have used, not provided, cash since inception.

Response: In response to the Staff’s comment, we have revised the MD&A.

12.	If you have a plan whereby you hope to reach breakeven or profitability we urge you to discuss it here.

Response: In response to the Staff’s comment, we have revised the MD&A.

Contractual Obligations and Off-Balance Sheet Arrangements, page 22

13.	Please add note disclosure to your table which clearly indicates, if true, that the amounts disclosed as payments for long-term debt do not include interest.

Response: In response to the Staff’s comment, we have revised the MD&A.

Directors and Executive Officers, page 24

14.
Please revise to delete the final sentence in Mr. Meehan's biography, the phrase "which has annual sales in excess of $150 million" from Mr. Smith's, and the language in Mr. Bingham's about his accomplishments at Health Business Partners. You are not offering securities of the companies mentioned in those sentences.

Response: In response to the Staff’s comment, we have revised the section entitled Directors and Executive Officers.

Employment Agreements, page 31

15.	Please disclose the targets mentioned in the employment agreements or tell us why that is not necessary.

Response: In response to the Staff’s comment, we have revised the section entitled Executive Compensation.

Interim Condensed Consolidated Financial Statements, page F-20

Condensed Consolidated Statements of Cash Flows, page F-23

16.
Reference is made to your Condensed Consolidated Statement of Stockholders' Equity (page F-22) and the notes to your interim financial statements, where we note three material non-cash transactions that occurred during the three months ended March 31, 2007 as follows:

• Conversion of $5.7 million of Preferred Stock into Common Stock;

• Conversion of $4.6 million of Bridge Notes into Common Stock; and

• Issuance of $400,000 Common Stock in acquisition.

Please revise the condensed consolidated statement of cash flows for its supplemental disclosure summarized in a schedule of these non-cash investing and financing activity transactions. Please refer to the guidance in paragraph 32 of SFAS No. 95.

Response: In response to the Staff’s comment, we have revised the statement of cash flows.

Note 1 - Recent Accounting Pronouncements, page F-27

17.
We note that you disclose that the Company is in the process of determining the effect of the adoption of FIN No. 48. However, as this accounting standard was required to be adopted as of the beginning of the 2007 fiscal year (i.e. interim period beginning January 1, 2007) as provided in paragraphs 22 and B72 of FIN No. 48, please revise your interim financial statements to disclose the adoption of this standard and its impact.

Response: In response to the Staff’s comment, we have revised the notes to the financial statements.

Note 4 - Asset Purchase Agreements, page F-30

18.
In allocating the purchase price with respect to the Jackrabbit, LLC acquisition, we note that all excess purchase price of approximately $1.1 million was recognized as goodwill and you disclose that this allocation to goodwill is preliminary, as stated in Note 1 on page F-25. We also note from your disclosure that from this transaction you also acquired customer lists used in this catering business. From this disclosure, it appears that a portion of the excess purchase price could be allocated to "customer lists" in accordance with the guidance in paragraph A14 of FASB 141. In this regard, we believe that you and your auditors should re-evaluate the allocation of the purchase price and revise your financial statements (including complete and clear appropriate disclosures), as necessary, for your consideration on this matter.

Response: The preliminary purchase price allocation reflected in the financial statements for the period ended March 31, 2007, resulted in recording intangible assets acquired as goodwill because information known to exist as it pertained to estimates of fair values of identifiable intangible assets was not available. We have revised the accounting and disclosures of the financial statements for the period ended June 30, 2007, to reflect the allocation to customer based intangible assets.

Financial Statements of Businesses Acquired

19.
With respect to your acquisition of Vinaigrettes LLC, we note that the purchase price was $1.1 million, which is approximately 32% of 2005 total assets. With respect to your acquisition of Jackrabbit LLC, we note that the purchase price was $1.2 million, which is approximately 23% of 2006 total assets. It appears that both of these acquisitions meet the significance threshold requiring financial statements of these acquired businesses. Therefore, please furnish us your detailed computation of the three (asset, income and investment) significance tests as described in Item 310(c)(2) of Regulation S-B. Please note that in determining the requirement to present financial statements you compare the most recent annual financial statements of the business acquired and the registrant's most recent annual financial statements filed at or prior to the date of acquisition. As the Vinaigrette LLC acquisition occurred in October 2006 and the Jackrabbit LLC acquisition was made in March 2007, please use the 2005 and 2006 annual period asset and income (loss) before taxes amounts, respectively, for determining significance for each of these acquisitions. In this regard, please furnish the required audited annual and any unaudited interim period financial statements for each of these acquired companies based on their significance levels in accordance with the guidance in Item 310(c)(3) of Regulation S-B, accordingly. Please revise in the amended Form SB-2.

Response: Detailed computations of the three (asset, income and investment) significance tests for Organic To Go Food Corporation (“OTGO”), Vinaigrettes LLC (“Vinaigrettes”) and Jackrabbit LLC (“JR”) are as follows (in thousands):

	OTGO	Vinaigrettes		JR
Investment in (Item 310(c)(2)(i))
December 31, 2005	$3,493	$1,042	(30%)	n/a
December 31, 2006	5,277	n/a		$1,234	(23%)
December 31, 2006 (pro forma)	10,957	n/a		1,234	(11%)
Total assets (Item 310(c)(2)(ii))
December 31, 2005	$3,493	$437	(13%)	n/a
December 31, 2006	5,277	n/a		$356	(7%)
Income (loss) before tax (Item 310(c)(2)(iii))
Year ended December 31, 2005	$(5,655)	$(290	)(5%)	n/a
Year ended December 31, 2006	(7,966)	n/a		$89	(1%)

The audited financial statements of Vinaigrettes as of and for the nine months ended September 30, 2006 were filed as an exhibit to our Current Report on Form 8-K dated February 12, 2007. Prior to its acquisition, Vinaigrettes did not have audited financial statements. As a part of the acquisition and related due diligence, audited financial statements as of September 30, 2006 and for the nine months then ended were prepared. Presentation of the nine month period (instead of the 12 month period) was made based on the guidance set forth in Rule 3-06 (b) of Regulation S-X. We have revised the financial statements in the Form SB-2 to include the financial statements of Vinaigrettes for the nine months ended September 30, 2006, exclusive of the September 30, 2006 balance sheet since Vinaigrettes is included in the December 31, 2006 audited balance sheet in the Form SB-2.

For purposes of determining whether financial statements for Jackrabbit were required in the Form SB-2 (or a Current Report on Form 8-K), the significance tests were computed on the basis of December 31, 2006 pro forma assets as reported in Note 9 to our audited financial statements for the fiscal year ended December 31, 2006, which were included in our Annual Report on Form 10-KSB and the Form SB-2. This computation was made on the basis of guidance as set forth in Item 310(c)(4), in that the company made a significant business acquisition subsequent to the latest fiscal year end (the merger with SP Holdings Corporation, which included the contemporaneous private placement, a portion of the proceeds thereof provided funding for the Jackrabbit acquisition) and our interpretation of this guidance applicable to balance sheet significance tests as well as income (loss) tests. A Form 8-K including historical and pro forma financial statements related to this business acquisition was filed on February 12, 2007. Accordingly, the comparison amounts for purposes of the significance tests may be made using pro forma amounts for the latest fiscal year, rather than using the historical amounts. On this basis, we believe that separate financial statements are not required.

20.
With respect to your acquisition of Vinaigrettes LLC and Jackrabbit LLC we note that you consider these to be asset purchases. In this regard, your disclosure states that all operating assets of these businesses were acquired and it appears that the nature of the revenue-producing activities remains generally the same as before your acquisition and other attributes such as customer base and facilities have remained. In addition, the significant amount revenues (sales) that would have been generated by these businesses is evident from your presentation of pro forma data disclosed in the notes on pages F-16 and F-31, as if the acquisitions of these businesses had occurred at the beginning of the respective periods. Furthermore, from disclosure under Recent Developments (page 14), we note Jackrabbit LLC generated approximately $1.85 million in sales in 2006, while Vinaigrettes had approximately $2.5 million of annual sales per year. Accordingly, it appears that these are acquisitions of businesses. Please revise your characterization accordingly or advise.

Response: In response to the Staff’s comment, we have revised our characterization of the acquisitions of Vinaigrettes and Jackrabbit as acquisitions of businesses rather than asset purchases on page F-32.

Unaudited Pro Forma Condensed Financial Information

21.
With respect to the preparation of the pro forma financial information as noted in the comments below, the guidance in Note 2 of Item 310 of Regulation S-B provides that Article 11 of Regulation S-X offers enhanced guidance for the preparation, presentation and disclosure for pro forma information. Therefore, our comments below refer you to the appropriate guidance in Article 11 of Regulation S-X, as necessary.

Response: We note the Staff’s recommendation and have prepared the pro forma financial information in response to the comments below in accordance with the guidance provided in Article 11 of Regulation S-X starting on page PF-1.

22.
With respect to the Vinaigrette LLC and Jackrabbit LLC acquisitions that require financial statements as cited in the comment above entitled "Note 4, Asset Purchase Agreement", please provide its related pro forma financial statement information showing the effects of these acquisitions in accordance with the guidance in Item 310(d) of Regulation S-B.

Response: As referred to in our response to Comment 19, financial statements are required for the Vinaigrette acquisition and not required for the Jackrabbit acquisition, and accordingly, Article 11 pro forma financial information is required for the Vinaigrette acquisition and not required for the Jackrabbit acquisition.

However, we have revised the Form SB-2 to include pro forma statement of operations financial information for the year ended December 31, 2006, and for the six months ended June 30, 2007, giving effect to the Vinaigrettes and Jackrabbit acquisitions, the merger with SP Holding Corporation and the concurrent private placement and debt conversions that occurred in February 2007. The pro forma statement of operations financial information has been presented in columnar format, together with an introductory paragraph which describes the transactions and notes to pro forma information. See PF-1.

23.
As neither Vinaigrette LLC nor Jackrabbit LLC are reflected in your full year 2006 historical income statement, please provide an annual pro forma income statement of operations for the year ended December 31, 2006 reflecting both of these businesses being acquired as of the beginning of the fiscal year (i.e. January 1, 2006). As Jackrabbit LLC was acquired in March 2007 and is not reflected in the full interim period statement of operations, please also provide a pro forma statement of operations for the updated six month interim period ended June 30, 2007 giving effect to this acquisition. Please refer to the guidance in Rule 11-02(c)(2)(i) of Regulation S-X. We refer you to the comment under "Other" as to the requirement to update your financial statements. Please revise in the amended Form SB-2, accordingly.

Response: Note 4 to our financial statements for the period ended March 31, 2007 presented Statement of Financial Accounting Standards No. 141, “Business Combinations” paragraphs 54 and 55 pro forma operating results disclosures for both acquisitions for each interim period presented. We have revised the interim disclosures in the Form SB-2 and included additional disclosure of pro forma operating results for the year ended December 31, 2006 reflecting these transactions as of the beginning of the fiscal year and for the period ended June 30, 2007.

Additionally, as noted in our response to Comment 22, we have revised the Form SB-2 to include pro forma statement of operations financial information for the year ended December 31, 2006, and for the six months ended June 30, 2007, giving effect to the Vinaigrettes and Jackrabbit acquisitions, the merger with SP Holding Corporation and the concurrent private placement and debt conversions that occurred in February 2007. The pro forma statement of operations financial information has been presented in columnar format, together with an introductory paragraph which describes the transactions and notes to pro forma information. See PF-1.

24.
In view of the material security transactions (e.g. $5.7 million of preferred stock converted into common stock, the $4.6 million conversion of bridge notes into common stock, etc.) that occurred during the interim 2007 period, please show the effects of these material security transactions in the pro forma annual and interim statement of operations, as if they occurred as of the beginning of the fiscal year. Please refer to the guidance in Rule 11-01(a)(8) of Regulation S-X and revise accordingly in the amended Form SB-2.

Response: As noted in our response to Comment 22, we have revised the Form SB-2 to include pro forma statement of operations financial information for the year ended December 31, 2006, and for the six months ended June 30, 2007, giving effect to the Vinaigrettes and Jackrabbit acquisitions, the merger with SP Holding Corporation and the concurrent private placement and debt conversions that occurred in February 2007. The pro forma statement of operations financial information has been presented in columnar format, together with an introductory paragraph which describes the transactions and notes to pro forma information. See PF-1.

25.
In preparing these pro forma statements of operations, please provide separate columns for the (i) historical results of the registrant; (ii) historical (pre-acquisition) results of the acquired companies for the respective period; (iii) pro forma acquisition adjustments; (iv) other security transactions; (v) pro forma security transaction adjustments; and (iv) pro forma results. Please note that the pre-acquisition results in the annual (for Vinaigrette LLC) and interim (for Jackrabbit LLC) period pro forma statements of operations should reflect their pre-acquisition results of operations up to their specific dates of acquisition. Please cross-reference each adjustment to a note that clearly explains the nature and assumptions for each of the adjustments, including any computation of the adjustment, as practicable. In addition, please include an introductory paragraph which describes the transactions, the entities involved and the periods being presented in the pro forma information. Please refer to the guidance in Rule 11-02(b) in Regulation S-X for the form and content of this pro forma information. Please revise accordingly in the amended Form SB-2.

Response: As noted in our response to Comment 22, we have revised the Form SB-2 to include pro forma statement of operations financial information for the year ended December 31, 2006, and for the six months ended June 30, 2007, giving effect to the Vinaigrettes and Jackrabbit acquisitions, the merger with SP Holding Corporation and the concurrent private placement and debt conversions that occurred in February 2007. The pro forma statement of operations financial information has been presented in columnar format, together with an introductory paragraph which describes the transactions and notes to pro forma information. See PF-1.

Item 28. Undertakings

26.	Please provide the undertaking set forth in Item 512(g)(2) of Regulation S-B.

Response: In response to the Staff’s comment, we have revised the section entitled Undertakings.

Signatures

27.	Please provide the signature of the company's controller or principal accounting officer.

Response: In response to the Staff’s comment, we have revised the signature block on page II-8 of the SB-2 to indicate that Paul Campbell is both the principal accounting officer and principal financial officer of the company.

In connection with responding to the Staff’s comments, we acknowledge that:

•	The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.

•
The registrant acknowledges that Staff comment or changes in response to Staff comment in the proposed disclosure in the registration statement do not foreclose the Commission from taking any action with respect to the filing.

•	The registrant also represents that Staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please contact Gerald Chizever, Esq. at Loeb & Loeb LLP, counsel to the undersigned, at (310) 282-2000.

Organic To Go Food Corporation

/s/ Paul Campbell
Paul Campbell
Chief Financial Officer

cc:	Gerald Chizever, Esq.
Lawrence Venick, Esq.